May 10, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (630) 875-7433

Mr. Michael L. Scudder
Executive Vice President, Chief Financial Officer,
     and Principal Accounting Officer
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768

Re: First Midwest Bancorp, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed on March 2, 2006
         File No. 0-10967

Dear Mr. Scudder:

      We have reviewed your response letter dated March 24, 2006 and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision in future filings is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended December, 2005

Consolidated Financial Statements

Note 11 – Derivative Instruments and Hedging Activities, page 69

1.   We note your response to our prior comment 4 from our letter dated March 31,
        2006. Please confirm the following:

        •   the materiality amounts provided in your April 13, 2006 response letter
            represent the effect of no hedge accounting since you began applying the
            shortcut method to hedges of junior subordinated debentures with interest rate
            deferral options; and
        •   you have performed (and your auditor has concurred with) a materiality
            analysis consistent with the provisions of SAB Topic 1.M and determined that
            if you had not applied hedge accounting to your junior subordinated
            debentures, the results would have been neither quantitatively nor
            qualitatively material to your interim financial statements for each of your
            fiscal quarters in the two year period ended December 31, 2005.

2.   We note your response to our prior comment 5 from our letter dated March 31,
        2006. Please revise future filings to more clearly quantify and describe your
        various types of hedging relationships to include the information provided in your
        response. For each category of hedged items (e.g. junior subordinated
        debentures, commercial real estate fixed rate loans, prime-based loans, broker
        repurchase agreements), please consider presenting the following information in a
        tabular format to increase transparency and augment your discussion on pages 69
        and 70:

        •   quantify the notional amount outstanding;
        •   describe the specific hedged risk you identify in your hedge documentation;
            and
        •   disclose the methods used to assess hedge effectiveness and calculate hedge
            ineffectiveness.

3.   Please provide us with a sample of the contemporaneous documentation you have in place to support, consistent with the requirements of EITF Topic No. D-102, the method you have selected to assess effectiveness and measure ineffectiveness of your cash flow hedges of prime-based loans and brokered repurchase agreements. Please fully explain the documentation you provide so that we may have a more complete understanding of the specific methods you have used for assessing effectiveness and measuring ineffectiveness for these hedges, for example, whether you have elected one of the three methods described in SFAS 133 Implementation Issue No. G7.

4.   We note your response to our prior comment 5 from our letter dated March 31, 2006 in which you state that all of the prime-based loans being hedged have interest rates that change based on changes in the prime rate of the Wall Street Journal National Prime Rate. We also note that the floating leg of the swap is based on the Federal Reserve Selected Index Rates H-15 Prime Rate Index. Please tell us whether there is any difference between these two rates. If so, please tell us whether you recognize any ineffectiveness associated with the differences between the changes in each of those two prime rates as described in paragraph 5 of the response section of SFAS 133 Implementation Issue No. G25.

5.   As a related matter, SFAS 133 Implementation Issue No. G25 identifies margin variability (that is, changes in the spread over the nonbenchmark rate) attributable to the replacement of loans being added to (and existing loans removed from) the rolling portfolio of interesting-bearing loans as another potential source of ineffectiveness for cash flow hedges of variable prime-rate-based loans. Please tell us how you considered margin variability in your assessment of hedge effectiveness and measurement of hedge ineffectiveness.

6.   We note based on your response to our prior comment 5 from our letter dated March 31, 2006 that there could be differences in the timing of interest payments between your prime-based loans and the swap used to hedge those loans. Interest on the prime-based loans is billed and collected monthly or quarterly while the floating leg of the swap has monthly payments. Please tell us whether you considered the differences in timing of payments when measuring hedge ineffectiveness. If you did not consider these potential timing differences, please tell us why not. Please reconcile your considerations with the FASB's response to Question 1 in SFAS 133 Implementation Issue No. G13 which provides that in a cash flow hedging relationship involving hedging variable interest payments on a group of floating-rate interest-bearing loans, an entity should, at a minimum, consider the timing of the hedged cash flows vis-a-vis the swap's cash flows when assessing effectiveness and calculating ineffectiveness.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a detailed letter that keys your response to our comment.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Accounting Branch Chief